Exhibit 99.1

LIZHI INC. Reports First Quarter 2020 Unaudited Financial Results and Announces Changes in Management

- Delivered record-breaking quarter and new highs on key metrics –

GUANGZHOU, May 21, 2020 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operational Highlights

•

Net revenues were RMB370.3 million (US$52.3 million) in the first quarter of 2020, representing a 42% increase from RMB261.6 million in the first quarter of 2019, and compared to RMB365.3 million in the previous quarter. First quarter 2020 net revenues were above the high end of the Company’s guided range.

•

Average total mobile MAUs[1] in the first quarter of 2020 reached 54.5 million, representing an increase of 34% from 40.7 million in the first quarter of 2019, and compared to 51.9 million in the previous quarter.

•

Average total monthly paying users[2] in the first quarter of 2020 reached 450.3 thousand, representing an increase of 60% from 282.0 thousand in the first quarter of 2019, and compared to 434.1 thousand in the previous quarter.

“The first quarter of 2020 was a remarkable period for LIZHI as we were successfully listed on NASDAQ, gaining broader recognition as the go-to online audio platform in China,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI. “During the quarter, upward momentum continued in user growth and topline results which exceeded our guidance. Also encouraging in the quarter, we achieved meaningful sequential improvement in gross margin. We attribute our continuous business expansion across various key metrics to our diverse UGC content library and engaging Gen Z user community. In particular, both MAU and paying user base reached the record high in the first quarter of 2020, increasing 34% and 60% year-over-year, respectively. Additionally, the average monthly active hosts3 reached a record high of approximately 6.2 million in the quarter.

“We are thrilled to see our platform increasingly favored by a large, active and engaging young audience, as we remain dedicated to content enrichment, product innovation and technology empowerment, all in an effort to increase the vitality of our UGC community. It is worth noting that we launched the Lizhi COVID-19 Companionship Program and Online Lizhi Voice Gala during the coronavirus outbreak in the first quarter of 2020, attracting a large number of users to our community. Our robust growth momentum in the first quarter reaffirms the demand for digital audio experiences and audio social interactions. As we look to continue meeting this demand, we believe we are well positioned to capture broad opportunities in the online audio market,” concluded Mr. Lai.

Ms. Xi (Catherine) Chen, Chief Financial Officer of LIZHI, said, “We are excited about the solid start of 2020, notwithstanding the coronavirus outbreak, which has appeared to pose a marginal impact on our business operations so far. In the first quarter, our total net revenues surpassed RMB370 million, up 42% year-over-year and surpassing the top end of our guidance. LIZHI’s paying user base continued to deliver strong growth, mainly thanks to our experience and ability to monetize our fast-growing user traffic through our diverse social interactive products. Our growing MAU and paying user base illustrated the scalability and efficiency of our community-driven business model as well as our user engagement capabilities. As our revenue increased along with improved operational efficiency, we are proud to have achieved quarter over quarter expansion in non-GAAP gross margin4 by 300 basis points. Going forward, we will remain focused on driving additional growth and pursuing new and diversified monetization methods. By leveraging our expertise in operating a vibrant, highly engaged community as well as our strength in applying innovative technology, we are confident the Company can further evolve the audio social experience for our users and return value to our shareholders.”

[1]

Refers to the average monthly number of active users of our platforms in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

[3]

Refers to the monthly average number of active hosts in a given period, calculated by dividing (i) the total number of users who accessed our Lizhi app as a host in a given month, or who historically accessed our Lizhi app as a host and remained an active user in a given month, in each month of such period by (ii) the number of months in the same period.

[4]	Non-GAAP gross margin is a non-GAAP financial measure, which is defined as non-GAAP gross profit as a percentage of net revenues.

First Quarter 2020 Unaudited Financial Results

Net revenues were RMB370.3 million (US$52.3 million) in the first quarter of 2020, representing an increase of 42% from RMB261.6 million in the first quarter of 2019, and compared to RMB365.3 million in the previous quarter.

Audio entertainment revenues reached RMB366.4 million (US$51.8 million) in the first quarter of 2020, representing an increase of 41% from RMB260.2 million in the first quarter of 2019, and compared to RMB360.4 million in the fourth quarter of 2019. The increases were mainly attributable to the Company’s continuously expanding user base and increase in the number of paying users in our interactive audio social entertainment products.

Podcast, advertising and other revenues were RMB3.8 million (US$0.5 million) in the first quarter of 2020, compared to RMB1.4 million and RMB4.9 million in the first and fourth quarter of 2019, respectively. The year-over-year increase was primarily attributable to enhanced monetization efforts followed by increasing user spending on our podcast services.

Cost of revenues was RMB297.4 million (US$42.0 million) in the first quarter of 2020, representing an increase of 62% year-over-year and a slight decrease of 1% quarter-over-quarter. The year-over-year increase was primarily due to the increase of revenue sharing fees and bandwidth costs generally in line with the growth of the Company’s business, and the recognition of share-based compensation expenses that became effective upon the IPO. The quarter-over-quarter decrease was due to the wind down of the short-term incentive program which was launched in third quarter of 2019 to encourage content creation, increase user spending and attract more content creators and users to our new podcasts and interactive audio products and features.

Gross profit was RMB72.9 million (US$10.3 million) in the first quarter of 2020, representing a decrease of 6% year-over-year and an increase of 13% quarter-over-quarter, compared to RMB77.6 million and RMB64.4 million in the first and fourth quarter of 2019, respectively.

Non-GAAP gross profit5 was RMB78.0 million (US$11.0 million) in the first quarter of 2020, representing an increase of 1% year-over-year and an increase of 21% quarter-over-quarter, compared to RMB77.6 million and RMB64.4 million in the first and fourth quarter of 2019, respectively.

Gross margin was 20% in the first quarter of 2020, compared to 30% and 18% in the first and fourth quarter of 2019, respectively. Non-GAAP gross margin was 21% in the first quarter of 2020, compared to 30% and 18% in the first and fourth quarter of 2019, respectively.

Operating expenses were RMB120.6 million (US$17.0 million) in the first quarter of 2020, representing an increase of 37% from RMB88.0 million in the first quarter of 2019 and an increase of 25% from RMB96.2 million in the fourth quarter of 2019.

Research and development expenses were RMB58.4 million (US$8.3 million) in the first quarter of 2020, representing an increase of 101% from RMB29.0 million in the first quarter of 2019 and an increase of 12% from RMB52.3 million in the fourth quarter of 2019. The increases were mainly due to our efforts in the development of AI applications and enhancing data security, as well as the share-based compensation expenses recognized upon and after our IPO.

Selling and marketing expenses were RMB35.7 million (US$5.0 million) in the first quarter of 2020, compared to RMB51.9 million and RMB28.8 million in the first and fourth quarter of 2019, respectively. The year-over-year decrease was primarily attributable to a decrease in the expenses related to branding and promoting activities in the first quarter of 2020.

[5]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB5.2 million (US$0.7 million) in the first quarter of 2020. Please refer to the section titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

General and administrative expenses were RMB26.4 million (US$3.7 million) in the first quarter of 2020, compared to RMB7.2 million and RMB15.1 million in the first and fourth quarter of 2019, respectively. The increase was primarily due to the recognition of share-based compensation expenses that became effective upon the IPO.

Operating loss was RMB47.7 million (US$6.7 million) in the first quarter of 2020, compared to RMB10.4 million and RMB31.7 million in the first and fourth quarter of 2019, respectively.

Non-GAAP operating loss6 was RMB28.7 million (US$4.0 million) in the first quarter of 2020, compared to RMB10.4 million and RMB31.7 million in the first and fourth quarter of 2019, respectively.

Net loss was RMB48.2 million (US$6.8 million) in the first quarter of 2020, compared to RMB11.4 million and RMB29.0 million in the first and fourth quarter of 2019, respectively.

Non-GAAP net loss7 was RMB29.2 million (US$4.1 million), compared to non-GAAP net loss of RMB11.4 million and RMB29.0 million in the first and fourth quarter of 2019, respectively.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB202.3 million (US$28.6 million) in the first quarter of 2020, compared to RMB145.3 million and RMB302.8 million in the first and fourth quarter of 2019, respectively. Accretions to preferred shares redemption value, as a key component contributed to the net loss attributable to LIZHI INC.’s ordinary shareholders, was RMB154.1 million (US$21.8 million) in the first quarter of 2020, compared to RMB133.9 million and RMB273.8 million in the first and fourth quarter of 2019, respectively.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders8, which excludes accretions to preferred shares redemption value before IPO and share-based compensation expenses, was RMB29.2 million (US$4.1 million) in the first quarter of 2020, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB11.4 million and RMB29.0 million in the first and fourth quarter of 2019, respectively.

Basic and diluted net loss per share were RMB0.27 (US$0.04) in the first quarter of 2020, compared to RMB0.56 and RMB1.16 in the first and fourth quarter of 2019, respectively. Non-GAAP basic and diluted net loss per share9 were RMB0.04 (US$0.01), compared to non-GAAP basic and diluted net loss per share of RMB0.04 and RMB0.11 in the first and fourth quarter of 2019, respectively.

Balance Sheets

As of March 31, 2020, the Company had cash and cash equivalents and short-term investments of RMB326.9 million (US$46.2 million), compared to RMB82.7 million as of December 31, 2019. The increase was primarily due to net proceeds raised in the Company’s initial public offering in January 2020.

[6]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB19.0 million (US$2.7 million) in the first quarter of 2020. Please refer to the section titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. These adjustments amounted to RMB19.0 million (US$2.7 million) in the first quarter of 2020. Please refer to the section titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[8]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB173.1 million (US$24.4 million) and RMB133.9 million in the first quarter of 2020 and 2019, respectively. Please refer to the section titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[9]

Non-GAAP basic and diluted net loss per share is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of shares used in the calculation of basic and diluted net loss per share.

Business Outlook

As a result of various measures that the Chinese government implemented to constrain the COVID-19 outbreak, many aspects of daily life in China gradually returned to normal routine. However, the situation in certain countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainty across the globe. The extent to which COVID-19 impacts the Company’s operations beyond the first quarter of 2020 will depend on future developments, which are subject to changes and substantial uncertainty and therefore cannot be predicted.

For the second quarter of 2020, the Company currently expects net revenues to be in the range of RMB350 million to RMB380 million, representing a year-over-year growth of approximately 56% to 69%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Changes of Management

The Board of Directors of the Company (the “Board”) has approved the appointment of Ms. Chengfang Lu, as the Company’s acting Chief Financial Officer, effective on June 12, 2020. Ms. Lu previously served as the Company’s Director of Finance and she joined LIZHI in 2019.

Ms. Xi (Catherine) Chen tendered her resignation from the role of Chief Financial Officer of the Company due to personal reasons, effective on June 12, 2020. Ms. Chen will continue to serve as a director of the Board of LIZHI.

“On behalf of the Board and management team, I would like to thank Catherine for her dedication and enormous contribution to LIZHI during her tenure, including leading our IPO and listing on the NASDAQ.

We wish her all success in her future endeavors,” said Mr. Lai, Founder and Chief Executive Officer of LIZHI. “I have great confidence in Chengfang and her ability to lead our finance team. We look forward to working closely with Chengfang in her new position as we execute on our growth initiatives.”

Prior to joining LIZHI, Ms. Lu worked at PricewaterhouseCoopers from 2013. Ms. Lu received her bachelor’s degree and master’s degree in accounting from Jinan University. Ms. Lu is a member of Chinese Institution of Certified Public Accountants.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on May 21, 2020 (8:00 AM Beijing/Hong Kong Time on May 22, 2020).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

For participants who wish to join the call, please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/9961117 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 29, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	9961117

About LIZHI INC.

LIZHI INC. is a leading online UGC audio community and interactive audio entertainment platform in China, with a mission to enable everyone to showcase vocal talent. The Company is aiming to bring people closer together through voices.

Since the launch of its Lizhi app in 2013, LIZHI has cultivated a vibrant and growing community encouraging audio content creation and sharing. Now LIZHI is an audio wonderland offering a wide range of podcasts and audio entertainment products and features, including audio live streaming and various interactive audio social products, empowering users to enjoy an immersive and diversified entertainment experience through audio.

LIZHI envisions a global audio community – a place where everyone can create, share and connect with each other through voices and across cultures.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss, non-GAAP net loss, non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss per share, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss is operating loss excluding share-based compensation expenses. Non-GAAP net loss is net loss excluding share-based compensation expenses. Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss per share is non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of shares used in the calculation of basic and diluted net loss per share. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	82,709	241,004	34,036
Short-term investments	—	85,936	12,137
Accounts receivable, net	2,979	4,231	598
Prepayments and other current assets	18,774	24,760	3,497

Total current assets	104,462	355,931	50,268

Non-current assets
Property, equipment and leasehold improvement, net	32,387	33,117	4,677
Intangible assets, net	1,701	1,996	282
Right-of-use assets, net (1)	—	9,521	1,345
Other non-current assets	2,133	1,981	280

Total non-current assets	36,221	46,615	6,584

TOTAL ASSETS	140,683	402,546	56,852

LIABILITIES
Current liabilities
Accounts payable	72,299	66,200	9,349
Deferred revenue	14,530	15,175	2,143
Salary and welfare payable	68,935	64,357	9,089
Other tax payable	2,631	1,344	190
Short-term loans	—	20,115	2,841
Lease liabilities due within one year (1)	—	7,281	1,028
Accrued expenses and other current liabilities	33,729	44,360	6,265
Total current liabilities	192,124	218,832	30,905

Non-current liabilities
Lease liabilities (1)	—	2,432	345

Total non-current liabilities	—	2,432	345

TOTAL LIABILITIES	192,124	221,264	31,250

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	344,876	—	—
Series B convertible redeemable preferred shares	400,476	—	—
Series C convertible redeemable preferred shares	485,302	—	—
Series C1 convertible redeemable preferred shares	117,973	—	—
Series C1+ convertible redeemable preferred shares	92,966	—	—
Series D convertible redeemable preferred shares	438,439	—	—
Series D1 convertible redeemable preferred shares	66,958	—	—

TOTAL MEZZANINE	1,946,990	—	—

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (US$0.0001 par value, 930,963,910 and 1,500,000,000 shares authorized as of December 31, 2019 and March 31, 2020, respectively, 285,428,430 issued and 260,000,000 outstanding as of December 31, 2019 and 936,464,520 shares issued and 914,661,090 shares outstanding as of March 31, 2020, respectively).	189	637	90
Treasury stock	(18)	(15)	(2)
Additional paid in capital	—	2,374,992	335,413
Accumulated deficit	(2,003,031)	(2,205,332)	(311,452)
Accumulated other comprehensive income	4,429	11,000	1,553

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(1,998,431)	181,282	25,602

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	140,683	402,546	56,852

(1)

The Company has adopted ASC No. 2016-02, Leases “ASU 2016-02” beginning January 1, 2020 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The only major impact of the standard is that assets and liabilities amounting to RMB12 million respectively were recognized beginning January 1, 2020 for leased office space with terms of more than 12 months.

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Net revenues
Audio entertainment revenues	260,219	360,353	366,435	51,751
Podcast, advertising and other revenues	1,412	4,925	3,835	542

Total net revenues	261,631	365,278	370,270	52,293
Cost of revenues (1)	(183,999)	(300,835)	(297,384)	(41,999)

Gross profit	77,632	64,443	72,886	10,294

Operating expenses (1)
Selling and marketing expenses	(51,868)	(28,805)	(35,745)	(5,048)
General and administrative expenses	(7,159)	(15,056)	(26,392)	(3,727)
Research and development expenses	(29,019)	(52,303)	(58,447)	(8,254)
Total operating expenses	(88,046)	(96,164)	(120,584)	(17,029)
Operating loss	(10,414)	(31,721)	(47,698)	(6,735)

Interest income/(losses), net	86	37	(87)	(12)
Foreign exchange (losses)/gains	(934)	6	(638)	(90)
Investment income	—	—	5	1
Government grants	609	3,070	1,857	262
Others, net	(718)	(342)	(1,674)	(236)

Loss before income taxes	(11,371)	(28,950)	(48,235)	(6,810)

Income tax expenses	—	—	—	—

Net loss	(11,371)	(28,950)	(48,235)	(6,810)

Accretions to preferred shares redemption value	(133,917)	(273,822)	(154,066)	(21,758)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(145,288)	(302,772)	(202,301)	(28,568)

Net loss	(11,371)	(28,950)	(48,235)	(6,810)
Other comprehensive (loss)/income :
Foreign currency translation adjustments	(952)	(973)	6,571	928

Total comprehensive loss	(12,323)	(29,923)	(41,664)	(5,882)

Accretions to preferred shares redemption value	(133,917)	(273,822)	(154,066)	(21,758)
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(146,240)	(303,745)	(195,730)	(27,640)
Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.56)	(1.16)	(0.27)	(0.04)
—Diluted	(0.56)	(1.16)	(0.27)	(0.04)
Weighted average number of ordinary shares
—Basic	260,000,000	260,000,000	758,726,397	758,726,397
—Diluted	260,000,000	260,000,000	758,726,397	758,726,397
Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(11.18)	(23.29)	(5.33)	(0.75)
—Diluted	(11.18)	(23.29)	(5.33)	(0.75)
Weighted average number of ADS
—Basic	13,000,000	13,000,000	37,936,320	37,936,320
—Diluted	13,000,000	13,000,000	37,936,320	37,936,320

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share and per share data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Cost of revenues	—	—	5,156	728
Selling and marketing expenses	—	—	869	123
General and administrative expenses	—	—	7,015	991
Research and development expenses	—	—	5,998	847

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Gross profit	77,632	64,443	72,886	10,294
Share-based compensation expenses	—	—	5,156	728

Non-GAAP gross profit	77,632	64,443	78,042	11,022
Operating loss	(10,414)	(31,721)	(47,698)	(6,735)
Share-based compensation expenses	—	—	19,038	2,689

Non-GAAP operating loss	(10,414)	(31,721)	(28,660)	(4,046)

Net loss	(11,371)	(28,950)	(48,235)	(6,810)
Share-based compensation expenses	—	—	19,038	2,689

Non-GAAP net loss	(11,371)	(28,950)	(29,197)	(4,121)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(145,288)	(302,772)	(202,301)	(28,568)
Share-based compensation expenses	—	—	19,038	2,689
Accretions to preferred shares redemption value	133,917	273,822	154,066	21,758

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders	(11,371)	(28,950)	(29,197)	(4,121)

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.04)	(0.11)	(0.04)	(0.01)
—Diluted	(0.04)	(0.11)	(0.04)	(0.01)
Weighted average number of ordinary shares
—Basic	260,000,000	260,000,000	758,726,397	758,726,397
—Diluted	260,000,000	260,000,000	758,726,397	758,726,397
Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.87)	(2.23)	(0.77)	(0.11)
—Diluted	(0.87)	(2.23)	(0.77)	(0.11)
Weighted average number of ADS
—Basic	13,000,000	13,000,000	37,936,320	37,936,320
—Diluted	13,000,000	13,000,000	37,936,320	37,936,320